Exhibit 1.01

Conflict Minerals Report of Globalstar, Inc. in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934
This Conflict Minerals Report (the “Report”) of Globalstar, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2014 to December 31, 2014 (the “Reporting Period”). For the purposes of this Report, “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives which are limited to tin, tantalum, and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo (the “DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, the Company contracts to manufacture products for which Conflict Minerals are necessary to the functionality. These products are collectively referred to in this Report as the “Covered Products”.
Description of the Company’s Products Covered by this Report
The Company is a provider of global voice and data communications services via satellite. The Company provides communications services available only with equipment designed to work on the Company’s network, including mobile and fixed voice and data communication equipment, data modems and asset tracking devices. The Company does not manufacture these products itself, but instead contracts to manufacture these products and, in some cases, purchases its products directly from suppliers. This Report relates to Covered Products for which manufacture was completed during the Reporting Period.
Reasonable Country of Origin Inquiry
In accordance with the Rule, the Company conducted a reasonable country-of-origin inquiry (“RCOI”) process to determine whether any of the Conflict Minerals originated in the Covered Countries. The RCOI consisted principally of identifying “in scope” suppliers to ensure traceability throughout our supply chain to establish the origin of Conflict Minerals. In conducting the RCOI, the Company used various measures, including requesting completion of the EICC/GeSI Conflict Minerals Reporting Template, a supplier’s sourcing policy with respect to Conflict Minerals, and verification that Conflict Minerals are not mined in areas not considered to be “Conflict-free.” Among the purposes of this request for information from suppliers was to identify, if possible, the supply chain, including smelters and refiners that contribute refined Conflict Minerals to the Company’s products, and requesting information from those identified suppliers regarding whether any of the components they provided originated from Covered Countries.
The Company’s Due Diligence Process
The due diligence process was designed to conform with the internationally recognized framework set out in the Organization for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas ("OECD Framework").
Consistent with the OECD Framework, the Company’s due diligence measures performed with respect to Covered Products manufactured during 2014 included the following:
Step 1: Establish Strong Company Management Systems
The Company has taken the following steps to establish management systems in line with Step 1 of the OECD Framework:

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Policy. The Company is in the process of preparing and implementing a Conflict Minerals Policy for which the Company’s support of eliminating the use of Conflict Minerals sourced in area not designated as conflict-free will be formally stated and communicated to its suppliers and the public.

•	System of controls and transparency: The Company continues to implement internal standard operating procedures to guide the Company’s due diligence.

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Strengthen engagement with supplier: The Company has taken a position that will require suppliers to not include any materials used in Covered Products delivered to the Company that originate in the DRC or any other Covered Countries unless designation of “conflict-free” by the CFSI is obtained.

Step 2: Identify and Assess Risks in the Supply Chain

The Company has taken the following measures to identify and assess conflict mineral risk in its supply chain:

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Identify smelters and refiners in the supply chain. The Company re-assessed all products and suppliers in order to identify Conflict Minerals scope and risk. The Company’s products and suppliers were reviewed throughout the year. In conducting its due diligence, the Company relied, solely, on supplier responses in the form of EICC /GeSI templates, sourcing policies with respect to Conflict Minerals, and responses to the Company’s inquiry for verification that Conflict Minerals are not mined in areas not considered “Conflict-free.” In the event that the Conflict Minerals were mined in an area that is not considered “Conflict-free,” the supplier provided the name of the smelter or refiner and confirmed their existence on the EICC approved Conflict-free Smelters and Refiners list.

The Company reached out to all 66 of its suppliers that were considered “in scope.” With a combination of support obtained from the supplier’s websites, inquiries, and EICC forms, the Company determined that nine of the 66 suppliers were not subject to the Conflict Minerals regulation. The Company analyzed responses from the remaining 57 suppliers, with results set forth below.

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Assessment of risk. The Company verified that 54 of the 57 suppliers subject to the Conflict Minerals regulation either had Conflict Minerals policies or statements available on their websites, responded to the Company’s request for additional sourcing information, or provided a complete EICC/GeSI template. Based on data provided by its suppliers, the Company was able to identify smelters and refiners that might be in the Company’s supply chain. In response to the identification of these smelters and refiners, the Company took additional steps to confirm that the smelters and refiners had received a “conflict-free” designation by the Conflict-Free Sourcing Initiative (“CFSI”), which is an initiative of the EICC and GeSI.

Step 3: Design and Implement Strategy to Response to Identified Risks
The Company has taken the following measures to design and implement a strategy to respond to identified risks as part of the Company’s due diligence process:

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The Company has designed a risk management plan, which includes requiring suppliers to provide completed EICC/GeSI templates and taking necessary action against those suppliers that cannot or will not provide sufficient information with regards to the origin of Conflict Minerals used in the supplier’s production.

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If it is determined that a supplier does use minerals from smelters or refiners that have not received a “conflict-free” designation by the CFSI, specific supplier corrective actions will be taken and will vary depending on factors such as supplier size, risk level and supplier capabilities. These actions may include looking for alternative suppliers or materials.

Step 4: Carry Out Independent Third-Party Audit of Supply Chain
The Company does not have any direct relationships with smelters or refiners that process Conflict Minerals and it does not perform or direct audits of these entities within its supply chain. The Company’s due diligence efforts instead rely on cross-industry initiatives, such as the CFSI, to conduct audits of smelters’ and refiners’ due diligence practices.
Step 5: Report Annually on Supply Chain Due Diligence
In accordance with the Rule and the OECD Framework, this report is publicly available online at: http://www.globalstar.com/en/index.php?cid=6060
Determination

A.	Results of the Company’s Due Diligence
The Company’s supply chain with respect to the Covered Products is complex, and the Company, as a purchaser, is many steps removed from the mining of the Conflict Minerals. As a result, tracing these minerals to their sources is a challenge that requires the Company to enlist its suppliers in its efforts to achieve supply chain transparency, including its effort to obtain information regarding the origin of the Conflict Minerals. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. In addition, because of the Company’s relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, its ability to verify the accuracy of information reported by its suppliers is limited. Accordingly, the Company can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the Conflict Minerals in the Covered Products.

As set forth in the table below, the Company identified 66 in-scope suppliers, of which 63 suppliers either responded to the Company’s request for information or had their own conflict minerals policy in place and accessible via their website.
As the Company could not determine the origin of all of the Conflict Minerals used in the products, the Company has determined in good faith that its Conflict Minerals status is “DFC conflict undeterminable” (as defined in the 1934 Act) for the calendar year 2014.

Due Diligence Process Results

Total number of suppliers in scope of Conflict Minerals requirements	66
Total number of supplier responses	63
Coverage	95%

Supplier Responses:
Conflict Minerals do not originate from the Covered Countries	18
Conflict Minerals originate from the Covered Countries using certified conflict-free smelters or refiners	4
Conflict Minerals originate from the Covered Countries using non-certified smelters or refiners	—
Conflict Minerals source is unknown	32
Conflict Minerals are not used in the products supplied	9
Total Supplier Responses	63

B.	Continuous improvement efforts to mitigate risk

To enhance the current due diligence process and further mitigate any risk that conflict minerals used in the Company’s products may benefit armed groups, the Company is taking the following steps:

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Engaging with suppliers with the aim of continuously improving the completeness and quality of information provided, including requesting all in-scope suppliers to complete the information included in the EICC/GeSI template;

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Encouraging supplier participation to increase compliance and response rate to supplier’s smelter surveys by informing them of the continuing contractual benefits and progress to improve their company image;

•	Developing and communicating a policy whereby suppliers that do not improve their responses in a timely fashion will be evaluated for potential removal from the Company’s supply chain;

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Analyzing the applicability of the Rule to any new suppliers joining the Company’s supply chain, and including them in due diligence and reporting in accordance with the timeline set out by the Rule; and

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Emphasizing the importance of verifying the source of smelted and/or refined Conflict Minerals supplied to the Company in an effort to reduce the use of those not designated as “conflict-free” by the CFSI.

Forward-Looking Statements

Certain statements contained in or incorporated by reference into this Report may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Risks and uncertainties that could cause or contribute to such differences include, without limitation, those described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. We undertake no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.